SCHEDULE 14A
                                 (RULE 14A-101)

                     INFORMATION REQUIRED IN PROXY STATEMENT

                            SCHEDULE 14A INFORMATION

                    PROXY STATEMENT PURSUANT TO SECTION 14(A)
            OF THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 2)


Filed by the registrant / /

Filed by a party other than the registrant /X/

Check the appropriate box:

     /X/      Preliminary Proxy Statement
     / /      Confidential, for Use of the Commission Only (as permitted by
              Rule 14a-6(e)2))
     / /      Definitive Proxy Statement
     / /      Definitive Additional Materials
     / /      Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14(a)-12


                         Dynamics Corporation of America
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)


                                 WHX Corporation
--------------------------------------------------------------------------------


      (Name of Person(s) filing Proxy Statement, if other than Registrant)


     Payment of filing fee (check the appropriate box):

     /X/      No fee required.

     / /      Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and
              0-11.

     (1)      Title of each class of securities to which transaction applies:

--------------------------------------------------------------------------------



     (2)      Aggregate number of securities to which transaction applies:

--------------------------------------------------------------------------------


     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):


--------------------------------------------------------------------------------


     (4)      Proposed maximum aggregate value of transaction:

     (5)      Total fee paid:

     / /      Fee paid previously with preliminary materials.

         / / Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

     (1)      Amount Previously Paid:



--------------------------------------------------------------------------------

     (2)      Form, Schedule or Registration Statement no.:


--------------------------------------------------------------------------------

     (3)      Filing Party:

--------------------------------------------------------------------------------

     (4)      Date Filed:

                                [WHX Letterhead]



                                                         May ___, 1997



Dear Fellow Shareholders of Dynamics Corporation of America:


                  WHX has offered $45 per share in cash to acquire 100% of Dynamics Corp. of America through an any and all tender offer and follow-up merger. This price represents a premium of nearly 60% over the market price at year-end and nearly 36% over the market price on March 27, 1997, the last trading day prior to the announcement of WHX's initial offer of $40 per share.

                  Concurrently with its tender offer, WHX is soliciting your vote to (i) elect six WHX nominees (a majority) to the Board of Directors and
(ii) adopt a shareholder resolution which advises the Board of Directors of shareholders' view that the acquisition of Dynamics Corp. by WHX at $45 per share is in the best short and long term interests of the Company and its shareholders.

                  WHX's nominees to the Board of Directors are committed to promptly effect a merger of Dynamics Corp. with WHX at $45 per share. If elected, they will vote to take all appropriate steps to remove the anti-takeover defenses which may hinder the completion of WHX's merger proposal.

                  If you agree with us that shareholders -- not the Board of Directors -- should have the freedom to decide on whether to accept WHX's any and all tender offer and merger proposal at $45 per share, then please sign and return the enclosed Gold proxy card.


                                         Sincerely yours,

                                         WHX CORPORATION



                                         Ron LaBow
                                         Chairman of the Board of
                                            Directors

  ---------------------------------------------------------------------------


          If your shares of Common Stock are held in the name of a bank or brokerage firm, only that firm can execute a proxy card on your behalf. Please contact the person responsible for your account and instruct them to execute a GOLD proxy as soon as possible. If you have already returned a White proxy card to the Company, you can revoke that proxy by returning a new
                    GOLD proxy card today. Only your latest
                        dated proxy card will be counted.

        If you have questions or need assistance in voting your shares, please contact the firm assisting us in the solicitation of proxies:

                            GEORGESON & COMPANY INC.
                                WALL STREET PLAZA
                            NEW YORK, NEW YORK 10005

                            TOLL FREE: 1-800-223-2064
                       BANKS & BROKERS CALL: 212-440-9800


  ---------------------------------------------------------------------------

                           PRELIMINARY PROXY MATERIALS
                               DATED MAY ___, 1997



                       1997 ANNUAL MEETING OF SHAREHOLDERS

                                       OF

                         DYNAMICS CORPORATION OF AMERICA

                           ---------------------------

                                 PROXY STATEMENT

                                       OF

                                 WHX CORPORATION

                           ---------------------------



         This Proxy Statement (the "Proxy Statement"), the accompanying letter to shareholders and the enclosed GOLD proxy card are furnished in connection with the solicitation of proxies by WHX Corporation, a Delaware corporation ("WHX"), for use at the 1997 Annual Meeting of Shareholders of Dynamics Corporation of America, a New York corporation (the "Company"), to be held on August 1, 1997 at a time and place to be designated by the Company and at any adjournments or postponements thereof (the "Annual Meeting").

           The Company has announced that only three directors will be elected a the Annual Meeting or until the election and qualification of their successors. WHX believes that the Company has improperly extended the terms of existing directors and that six seats on the Board of Directors of the Company (the "Board") are open for election. Accordingly, WHX is soliciting proxies pursuant to this Proxy Statement to elect the six nominees of WHX named in this Proxy Statement (the "WHX Nominees") to the Board. WHX is also soliciting proxies pursuant to this Proxy Statement to adopt a resolution which advises the Board of shareholders' view that the acquisition of the Company by WHX at $45 per share is in the best short and long term interests of the Company and its shareholders (the "Shareholder Resolution"). Notwithstanding the vote by shareholders, the Shareholder Resolution would not be binding on the Board.

EACH OF THE WHX NOMINEES IS COMMITTED TO A SALE OF THE COMPANY TO WHX AT $45 PER SHARE IN CASH.

         The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting has not yet been established, but it is anticipated to be June 12, 1997 (the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to one vote for each share of common stock, par value $0.10 per share (the "Shares"), of the Company, held on the Record Date on all matters submitted to a vote of shareholders at the Annual Meeting. The affirmative vote of the holders of a plurality of the Shares represented in person or by proxy at the Annual Meeting is required to elect each of the WHX Nominees. The affirmative vote of the holders of a majority of the Shares represented in person or by proxy at the Annual Meeting is required to adopt the Shareholder Resolution. Based on publicly available information filed by the Company with the Securities and Exchange Commission , as of March 26, 1997 there were 3,818,766 Shares issued and outstanding, of which 3,572 were non-voting shares convertible at any time into voting shares.


                           ---------------------------

         This Proxy Statement, the accompanying letter to shareholders and the GOLD proxy card are first being furnished to shareholders on or about May __, 1997. The principal executive offices of the Company are located at 475 Steamboat Road, Greenwich, Connecticut 06830.



                                               ELECTION OF DIRECTORS

WHX NOMINEES FOR DIRECTORS:


NAME, AGE AND                                                   Principal Occupation and Business Experience
PRINCIPAL BUSINESS ADDRESS                                    During Last Five Years; Current Directorships(l)
------------------------------------------------      -------------------------------------------------------------

Ronald LaBow (62)..................................   Chairman  of the Board of  Directors  of WHX since July 1994;
  110 East 59th Street                                Chairman  of the Board of  Directors  of  Wheeling-Pittsburgh
  New York, New York 10022                            Corporation   ("WPC")   since  1991;   President,   Stonehill
                                                      Investment Corp. (a private  investment  management  company)
                                                      since February 1990.  Formerly with Neuberger & Berman, a New
                                                      York based investment advisory and management firm, from 1978 to 1990, where he was in charge of investing a portion of the firm's proprietary  trading account in bankruptcy and workout situations.  Mr.  LaBow  received  a B.S.  in 1959  from  the
                                                      University  of  Illinois  and an  M.B.A.  in  1961  from  the
                                                      Columbia University Graduate School of Business. He also hold two law  degrees  and is a member of the New York  State bar.
                                                      Mr.  LaBow is also a director of Regency  Equities  Corp.,  a real estate company.

 Stewart E. Tabin (40).............................   Assistant  Treasurer  of WHX  since  August  1994;  Assistant
  110 East 59th Street                                Treasurer  of WPC  since  January  1991;  Vice  President  of
  New York, New York 10022                            Stonehill   Investment   Corp.  since  February  1990.  Prior
                                                      thereto,  Mr.  Tabin was at  Neuberger  & Berman  since 1985, where he worked with Mr.  LaBow in investing a portion of the firm's proprietary  trading account in bankruptcy and workout situations.  From 1986 to 1989,  Mr. Tabin was also in charge of the Liberty Fund, an open-end  investment  company managed by Neuberger & Berman that invested in high-yield securities.
                                                      Before joining  Neuberger & Berman,  he practiced  bankruptcy and creditors' rights law with the firm of Wachtell,  Lipton,
                                                      Rosen & Katz in New York City.  Mr. Tabin  received a B.S. in
                                                      1978 from the Wharton School, University of Pennsylvania (Cum
                                                      Laude),  and a J.D.  in 1982  from  the New  York  University
                                                      School of Law  (executive  editor of the New York  University
                                                      Law Review).

Neale X. Trangucci (40)............................   Assistant  Treasurer  of WHX  since  August  1994;  Assistant
  110 East 59th Street                                Treasurer  of WPC  since  January  1991;  Vice  President  of
  New York, New York 10022                            Stonehill   Investment   Corp.  since  February  1990.  Prior
                                                      thereto,  Mr. Trangucci was at Neuberger & Berman since 1988, where he worked with Mr.  LaBow in investing a portion of the firm's proprietary  trading account in bankruptcy and workout situations.  Prior to joining  Neuberger  & Berman,  he was a
                                                      Vice President in Salomon Brothers Inc.'s Restructuring Group
                                                      in the  firm's  Merchant  Banking  division.  Before  joining
                                                      Salomon   Brothers,   he  was  a  Second  Vice  President  at
                                                      Continental  Bank in the  workout  group for six  years.  Mr.
                                                      Trangucci  received a B.S. in 1979 from  Bucknell  University
                                                      (Magna  Cum Laude)  and a  Master's  Degree in  International
                                                      Relations in 1981 from Columbia University.

NAME, AGE AND                                                   Principal Occupation and Business Experience
PRINCIPAL BUSINESS ADDRESS                                    During Last Five Years; Current Directorships(l)
------------------------------------------------      -------------------------------------------------------------

Howard Mileaf (60).................................   Vice  President,  Special  Counsel of WHX since  April  1993;
  110 East 59th Street                                Consultant from August 1991 to April 1993; Vice President and
  New York, New York 10022                            General  Counsel,  Keene  Corporation,  from  August  1981 to
                                                      August 1991;  Trustee/Director  of Neuberger & Berman  Equity
                                                      Mutual Funds since 1984.



Marvin L. Olshan (68)..............................   Partner,  Olshan  Grundman Frome & Rosenzweig LLP since 1956;
 505 Park Avenue                                      Director  and  Secretary  of WHX;  Principal  Partner  of COL
 New York, New York 10022                             Properties,  LLC, a company that owns and operates a 100 acre industrial and office realty park in East Setauket,  New York that  contains  office  buildings,  industrial  buildings and medical  office  buildings,  since 1985;  Vice  Chairman  and
                                                      Trustee  of  North  American  Mortgage  Investors  from  1968 through  1979;  Chairman and  President  of Regency  Equities
                                                      Corp.  from 1984 through  1990.  Mr.  Olshan  received a B.S.
                                                      degree in 1949 from Purdue  university  and J.D. in 1952 from the Yale University Law School.

Paul W. Bucha (53).................................   Director  of WHX  since May  1993;  President,  Congressional
 Foot of Chapel Avenue                                Medal of Honor Society of the United States,  since September
 Jersey City, New Jersey 07305                        1995;  President,  Paul W. Bucha & Company,  an international consulting firm, since July 1979;  President,  BLHJ, Inc., an international  consulting firm,  since July 1991;  President,
                                                      The  Sperry  Group,  the  general  partner  of a real  estate partnership, from August 1986 to January 1992.


-----------------
(1) In July 1994, WHX was created as the new holding company of the WPC group of companies, and WPC became a wholly-owned subsidiary of WHX.


         On April 11, 1997, the Company increased the size of the Board from seven to nine members, resulting in the Board being divided into three classes of directors rather than two. WHX contends that this action is illegal because, among other things, the Company's Certificate of Incorporation improperly grants the Board, rather than shareholders, the discretion to re-classify the Board from two to three classes. WHX contends that under applicable New York law, a company's charter can specify only one category of board classification, not multiple classifications as is the case with the Company's charter documents. Furthermore, through its action on April 11 the current Board improperly extended the terms of six current directors for one year beyond the two-year terms to which they were originally elected in 1995 and 1996. WHX contends that this action is also illegal under applicable New York law. WHX is seeking judicial review of these issues. WHX is nominating six persons to the Board; in the event a court determines that the Company's actions were proper, only Messrs. LaBow, Tabin and Trangucci will be deemed to have been nominated by WHX.


         Shareholders voting by means of the accompanying GOLD proxy card will be granting the proxy holders discretionary authority to vote their Shares for the WHX Nominees. Unless votes are withheld for any of the WHX Nominees, the persons named as proxies on the GOLD proxy card intend to vote such Shares for each of the WHX Nominees.

         The persons named as proxies on the GOLD proxy card do not intend to vote any Shares for the election of the nominees proposed by the Company. Instead, such persons will vote of such Shares to elect the WHX Nominees.

         The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of the WHX Nominees as the directors of the Company or withhold authority to vote for the election of the WHX Nominees by marking the proper box on the GOLD proxy card. You may also withhold your vote from any of the WHX Nominees by striking the name of such nominee in the list provided on the GOLD proxy card. IF NO MARKING IS MADE AND YOU HAVE SIGNED AND DATED THE PROXY CARD, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ELECTION OF THE WHX NOMINEES.


         The WHX Nominees have not prepared an analysis or report in support of a sale of the Company to WHX. WHX believes that it is in your best interest to elect the WHX Nominees at the Annual Meeting because the $45 per share price you would receive upon the sale of the Company to WHX represents a premium of nearly 60% over the market price at year-end and nearly 36% over the market price on March 27, 1997, the last trading day prior to the announcement of WHX's offer to acquire the Company for $40 per share. EACH OF THE WHX NOMINEES ARE COMMITTED TO A SALE OF THE COMPANY TO WHX AT $45 PER SHARE IN CASH.


 WHX STRONGLY RECOMMENDS A VOTE FOR THE ELECTION OF THE WHX NOMINEES.



                             SHAREHOLDER RESOLUTION

         WHX is soliciting proxies pursuant to this Proxy Statement to approve the adoption of the following resolution:

                    RESOLVED, that the shareholders of the Company recommend and deem it desirable and in the best long-term and short-term interests of the Company and its shareholders, considering, among other things, the prospect for potential growth, development, productivity and profitability of the Company, that the Board of Directors take all actions necessary either (1) to effect the merger of the Company with and into SB Acquisition Corp., a wholly owned subsidiary of WHX Corporation at a cash merger price of $45 per share (the "Merger"); or
         (2), if any other party is ready, willing and able to pay cash consideration to all shareholders in excess of $45 per share, to effect a sale, or merger of the Company to such party (the "Alternative Transaction"), and that in connection with the foregoing, the Board should, without limitation, (i) eliminate the Company's "poison pill" by redeeming pursuant to Section 23 of the Rights Agreement dated as of January 30, 1986, as amended on December 27, 1995 between the Company and First National Bank of Boston, as license agent, (the "Rights Agreement"), all outstanding Rights to purchase shares of Company's Common stock under the Rights Agreement; (ii) approve the Merger or other transaction under Section 912(b) of the New York Business Corporation Law; and (iii) remove any other anti-take over devices impeding either the Merger or Alternative Transaction.

           The purpose of such resolution is to provide shareholders with a non-binding referendum for the Board's guidance on whether the acquisition of the Company by WHX at $45 per share is in the best short and long term interests of the Company and its shareholders.

         WHX believes that it is in your best interest to adopt the Shareholder Resolution because the $45 per share price you would receive upon the sale of the Company to WHX represents a premium of nearly 60% over the market price at year-end and nearly 36% over the market price on March 27, 1997, the last trading day prior to the announcement of WHX's offer to acquire the Company for $40 per share.

           There are two significant impediments to the Merger and completion of WHX's tender offer to acquire any and all Shares at $45 (the "Tender Offer"):
the "poison pill" rights plan and Section 912(b) of the New York Business Corporation Law (the "NYBCL");

                  The Shareholder Resolution will enable the shareholders of the Company to express to the Board their belief that the "poison pill" rights plan should be eliminated because it is a major obstacle to the acquisition of the Company by WHX and is generally inconsistent with the goal of maximizing shareholder value. WHX believes that recently many public companies have redeemed their poison pills in response to the changing business environment and the unlikelihood of being exposed to the kinds of abusive takeover tactics that poison pills were intended to address. Further, poison pills may serve to harm shareholder value, entrench current management by deterring stock acquisition offers that are not favored by the Board and reduce management's accountability to shareholders. WHX believes that the Tender Offer is not an abusive takeover tactic which the poison pill was designed to address.

                  The Shareholder Resolution will also enable the shareholders of the Company to express to the Board that it should take all necessary steps to approve the Merger in accordance with Section 912(c)(i) of the NYBCL and to cause Section 912(b) of the NYBCL to not apply to the Merger or the Tender Offer.

                  Shareholders voting by means of the accompanying GOLD proxy card will be granting the proxy holders discretionary authority to vote these Shares for the adoption of the Shareholder Resolution.

         The accompanying GOLD proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR or AGAINST the adoption of the Shareholder Resolution or to WITHHOLD your vote therefrom. IF NO MARKING IS MADE AND YOU HAVE SIGNED AND DATED THE PROXY CARD, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE GOLD PROXY CARD FOR THE ADOPTION OF THE SHAREHOLDER RESOLUTION.

         WHX STRONGLY RECOMMENDS A VOTE FOR THE ADOPTION OF THE SHAREHOLDER RESOLUTION.




                   BACKGROUND AND REASONS FOR THE SOLICITATION

BACKGROUND


         On March 27, 1997, Mr. Ronald LaBow, Chairman of the Board of WHX, delivered a letter to Mr. Andrew Lozyniak, Chairman of the Company, proposing a business combination between the two companies. The letter expressed the expectation of WHX that representatives of the Company's Board of Directors would join the board of the combined company and senior management would stay with the combined company. The letter also stated that Mr. LaBow would be willing to discuss all aspects of the proposal and to answer any questions. The letter also stated that if there were no response to the letter prior to the close of business on March 28, then Mr. LaBow was authorized to present such a proposal directly to the stockholders of the Company. Although Mr. Lozyniak allegedly sent a letter to Mr. LaBow in response to Mr. LaBow's letter later that day in which he stated that several of the Company's directors were traveling and that he would be in a position to inform all of the directors the following week of Mr. LaBow's correspondence and would communicate further with Mr. LaBow after discussing the matter with them, such letter was never received by Mr. LaBow and confirmation of transmittal could not be produced by Mr. Lozyniak or the Company.

         On March 31, 1997, the Company issued a press release in response to the announcement of the Offer stating that the Company acknowledged receipt of WHX's letter on March 27, 1997 and advised WHX it would communicate the offer to its directors and respond that week. The Company said it has been able to contact all its directors except one and their unanimous initial reaction following preliminary discussions was that the acquisition proposed at $40 per Share was "totally inadequate."

         On March 31, 1997, WHX commenced the Tender Offer to purchase up to 649,000 Shares, subject to downward adjustment, at $40 per Share as a first step in acquiring the Company through a merger.

         On April 9, 1997, WHX issued a press release stating that it will amend the Tender Offer to (i) increase the price per Share being offered from $40 to $45, (ii) fix the number of Shares sought to be purchased at 649,000 and (iii) delete the requirement that a tendering shareholder be a record holder or otherwise hold an irrevocable proxy as of March 14, 1997. The Tender Offer was so amended on April 10, 1997.

         On April 14, 1997, the Company issued a press release stating that (i) its Board of Directors voted unanimously to recommend that shareholders reject the Tender Offer, (ii) the Tender Offer was not in the best interest of the Company and does not adequately reflect the value or prospects of the Company,
(iii) the Board of Directors was determined to explore alternative transactions to maximize shareholder value, (iv) the annual meeting of shareholders originally scheduled for May 2, 1997 would be postponed until August 1, 1997 and
(v) the size of the Board of Directors of the Company was increased to nine members (resulting in the Board of Directors being divided into three classes).

         On April 14,  1997,  the  Company  filed a  Solicitation/Recommendation
Statement on Schedule 14D-9 setting forth the Company's recommendation with respect to the Tender Offer and providing additional information with respect to the Company's decision.

         On April 14, 1997, the Company filed a complaint against WHX in The United States District Court, District of Connecticut alleging certain materially false and misleading statements and omissions in the Tender Offer and WHX's preliminary proxy statement, including (i) that WHX was part of and undisclosed group under Section 13(d) of the Securities Exchange Act of 1934, as amended, (ii) that approval of a merger between the Company and WHX would require the affirmative vote of 80% of the outstanding Shares rather than a two-thirds vote and (iii) that a shareholder amendment to the Company's By-laws would require the affirmative vote of 80% of the outstanding Shares rather than a majority vote.

         On April 15, 1997, WHX amended the Tender Offer to provide corrective disclosure with respect to approval of a merger between the Company and WHX and adoption of shareholder amendments. WHX denied that it participated in an undisclosed group. The Tender Offer was also amended to provide for guaranteed delivery of the Shares.

         On April 29, 1997, Federal District Court Judge Gerard Goettel issued an order preliminarily enjoining the Tender Offer until 20 calendar days after certain corrective disclosures were made and in order to provide additional time to hear further evidence on the existence of an undisclosed group.

         On April 30, 1997, WHX amended the Tender Offer to provide the corrective disclosure as ordered by Judge Goettel and issued the following press release:

                           WHX AMENDS TENDER OFFER --
                      WILL NOW SEEK TO PURCHASE ANY AND ALL
                       SHARES OF DYNAMICS CORP. OF AMERICA


                           New York -- April 30, 1997 -- WHX Corporation  (NYSE:
         WHX) announced today that its wholly-owned subsidiary, SB Acquisition Corp., is amending its current tender offer for common stock of Dynamics Corporation of America (NYSE: DYA) to be for any and all shares. The expiration and withdrawal date of the tender offer is being extended until 6:00 p.m.
         on Tuesday, May 20, 1997.

                           The amended tender offer is subject to two new conditions: first, the invalidation or redemption of Dynamics Corp. of America's "poison pill" rights plan; and, second, an appropriate waiver by the Board of Directors of Dynamics Corp. of America under the New York business combination statute. The tender offer is not subject to financing.

                           As of last night, approximately 1.53 million shares (40% of the total shares outstanding) had been tendered into SB Acquisition Corp.'s tender offer for up to 649,000 shares (approximately 17%).

                           WHX also announced that it plans to solicit proxies at the annual meeting of shareholders of Dynamics Corp. of America, which has been rescheduled for August 1, 1997. WHX plans to propose six nominees to the Board of Directors, as well as several by-law amendments and a shareholder resolution requesting the Board of Directors to remove the anti-takeover impediments to WHX's tender offer.

                           On April 14, 1997, Dynamics Corp. of America announced that it had increased the size of the Board of Directors from seven to nine members, resulting in the Board of Directors being divided into three classes of directors rather than two. WHX contends that this action is illegal because, among other things, Dynamics Corp. of America's charter improperly grants the Board of Directors, rather than shareholders, the discretion to re-classify the Board from two to three classes. WHX contends that under applicable New York law a company's charter can specify only one category of board classification, not multiple classifications as is the case with Dynamics Corp. of America's charter.

                           Furthermore, through its action on April 14 the current Board improperly extended the terms of six current directors for one year beyond the two-year terms to which they were originally elected in 1995 and 1996. WHX contends that this action is also illegal under applicable New York law. WHX plans to promptly seek judicial review of these issues.

         On May 1, 1997, the Company issued the following press release:

                           New  York -- May 1,  1997 -- WHX  Corporation  (NYSE:
         WHX) announced today that Dynamics Corp. of America (NYSE: DYA) has conceded as currently "immaterial" the issue of whether WHX formed an illegal and undisclosed 13D "group" with Warren Lichtenstein and Steel Partners. A trial on this issue was originally scheduled for May 5, 1997. In a conference call today with Judge Goettel, attorneys for Dynamics Corp. of America requested an indefinite adjournment based on the rationale that the issue was not material to WHX's amended tender offer, announced yesterday, for any and all shares of Dynamics Corp. of America at $45 per share. The court granted this request.


REASONS FOR THE SOLICITATION; PLANS FOR THE COMPANY.


         In light of the failure of the Board to agree to the sale of the Company to WHX at $45 per Share, WHX has determined to seek your votes in support of the WHX Nominees for election to the Board at the Annual Meeting. Each WHX Nominee is committed, subject in all respects to his fiduciary duties, to maximizing shareholder value by seeking to effect promptly a negotiated sale of the Company to WHX and will urge the full Dynamics Board to do so.


         In the event WHX acquires the entire equity interest in the Company, WHX has no present intention to make any significant changes in the business strategies of the Company, and WHX has not identified any specific assets, corporate structure or other business strategy which warrants change. However, WHX has made a preliminary review of, and will continue to review, on the basis of available information, various possible business strategies that it might consider if it acquires control of the Company. If WHX acquires control of the Company, WHX intends to conduct a detailed review of the Company and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel and consider what, if any, changes or sale of assets would be desirable in light of the circumstances which then exist. WHX has no interest in increasing the 44.1% equity stake which the Company holds in CTS Corporation or in changing the nature of the current relationship between the two companies.



              OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING

RATIFICATION OF INDEPENDENT AUDITORS


           WHX believes that at the Annual Meeting Shareholders will be asked to ratify and approve the selection of Ernst & Young LLP as independent auditors of the Company for the year 1997. WHX is not making any recommendation on this proposal.


         The accompanying GOLD proxy card will be voted in accordance with your instructions on such card. You may vote for ratification and approval of the auditors or vote against, or abstain from voting thereon, by marking the proper box on the GOLD proxy card. If no marking is made, you will be deemed to have given a direction to abstain from voting the Shares represented by the GOLD proxy card with respect to the ratification and approval of the auditors.

OTHER PROPOSALS

         Except as set forth above, WHX is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of WHX as determined by WHX in its sole discretion, in which event such persons will vote on such proposals at their discretion.


                           VOTING AND PROXY PROCEDURES


         The Record Date for determining those shareholders who will be entitled to notice of and to vote at the Annual Meeting has not yet been established, but it is anticipated to be June 12, 1997. Shareholders of record at the close of business on the Record Date will be entitled to one vote for each Share held on the Record Date on all matters submitted to a vote of shareholders at the Annual Meeting. The affirmative vote of the holders of a plurality of the Shares represented in person or by proxy at the Annual Meeting is required to elect each of the WHX Nominees. The affirmative vote of the holders of a majority of the Shares represented in person or by proxy at the Annual Meeting is required to adopt the Shareholder Resolution. Based on publicly available information filed by the Company with the Securities Exchange Commission, as of March 26, 1997 there were 3,818,766 Shares issued and outstanding, of which 3,752 were non-voting shares convertible at any time into voting shares.


         IN ORDER FOR YOUR VIEWS ON THE ABOVE-DESCRIBED PROPOSALS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT TO WHX, C/O GEORGESON AT WALL STREET PLAZA, 88 PINE STREET, NEW YORK, NEW YORK 10005, IN THE ENCLOSED ENVELOPE IN TIME TO BE VOTED AT THE ANNUAL MEETING. Execution of the GOLD proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy for the Annual Meeting to WHX or to the Secretary of Dynamics, or by voting in person at the Annual Meeting. ONLY YOUR LATEST DATED PROXY FOR THE ANNUAL MEETING WILL COUNT.

         Only shareholders of record as of the close of business on the Record Date will be entitled to vote. If you were a shareholder of record on the Record Date, you will retain your voting rights for the Annual Meeting even if you sell such Shares after the Record Date. ACCORDINGLY, IT IS IMPORTANT THAT YOU VOTE THE SHARES HELD BY YOU ON THE RECORD DATE, OR GRANT A PROXY TO VOTE SUCH SHARES ON THE GOLD PROXY CARD, EVEN IF YOU SELL SUCH SHARES AFTER THE RECORD DATE.

         Shareholders voting by means of the accompanying GOLD proxy card will be granting the proxy holders discretionary authority to vote their Shares for the WHX Nominees and the adoption of the By-Law Amendments.

         If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the GOLD proxy card.


                         CERTAIN ADDITIONAL INFORMATION


           WHX believes that the Company's Proxy Statement for the Annual Meeting will contain additional information with respect to the Record Date, the number of Shares outstanding on the Record Date, the voting and revocation of proxies, voting for the election of directors, the Company's nominees for election of directors, the ratification and approval of the auditors, the vote required to ratify and approve the auditors, the beneficial owners of more than 5% of the Shares, the Share ownership of directors and officers of the Company, compensation of executive officers of the Company, performance of the Shares and the date by which shareholder proposals intended to be submitted at the Company's next annual shareholders' meeting must be received by the Company for inclusion in its proxy statement for that meeting. Such information, when issued, is incorporated by reference in this Proxy Statement, upon reliance on the Company.


                             SOLICITATION OF PROXIES

         Proxies may be solicited by mail, advertisement, telephone, telecopier or in person. Solicitations may be made by directors, officers, investor relations personnel and other employees of WHX, none of whom will receive additional compensation for such solicitations. WHX has requested banks, brokerage firms and other custodians, nominees and fiduciaries to forward all of its solicitation materials to the beneficial owners of the Shares they hold of record. WHX will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.


         WHX has retained Georgeson for solicitation and advisory services in connection with the solicitation, for which Georgeson is to receive a fee of approximately $50,000, together with reimbursement for its reasonable out-of-pocket expenses. WHX has also agreed to indemnify Georgeson against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. Georgeson will solicit proxies for the Annual Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that Georgeson will employ approximately 30 persons to solicit votes from shareholders for the Annual Meeting.

         The entire expense of soliciting proxies for the Annual Meeting is being borne by WHX. WHX will not seek reimbursement for such expenses from the Company. Although no precise estimate can be made at this time, WHX anticipates that the aggregate amount to be spent by WHX will be approximately $150,000 of which approximately $85,000 has been incurred to date. This amount includes expenditures for printing, postage, legal, accounting, public relations, soliciting, advertising and related expenses.


                           INFORMATION CONCERNING WHX

         WHX, through its indirect wholly-owned subsidiary, Wheeling-Pittsburgh Steel Corporation, is the ninth largest domestic integrated steel manufacturer in the United States. WHX manufactures a wide variety of flat-rolled products for construction, container, converter/processor, steel service center, automotive and other markets as well as fabricated steel products for the construction, highway and agricultural markets. Flat-rolled products consist of a variety of sheet products, including hot-rolled, cold-rolled, galvanized and pre-painted products, and tin mill products. Fabricated steel products include roll-formed corrugated roofing, roof deck, form deck, floor deck, culvert, bridge form, steel framing and related accessories and other products used primarily by the construction, highway and agricultural markets. The principal address of WHX is 110 East 59th Street, New York, New York 10022.


         WHX's financial results for 1996 reflect a strike by the United Steelworkers of America ("USWA") which began October 1, 1996 and has continued to date. The USWA is requesting a defined benefit pension plan consistent with industry standards for other major integrated steel manufacturers. WHX is unwilling to provide such a plan but has offered to provide various forms of a defined contribution benefit plan. No steel products are being produced or shipped at eight of WHX's plants located in Ohio, Pennsylvania and West Virginia which are subject to the work stoppage. These facilities represent approximately 80% of the tons shipped by WHX on an annual basis. WHX experienced a net loss of approximately $34.6 million in the strike-affected fourth quarter of 1996, and would expect to incur material losses for the duration of the work stoppage. Although WHX has been negotiating with the USWA to end the work stoppage on terms satisfactory to WHX, there can be no assurance that these negotiations will be successful, and it is unclear how long the work stoppage will continue and the impact it will have on WHX. Depending on the length of the work stoppage, WHX's financial condition and liquidity may be materially adversely affected. However, WHX does not believe that the work stoppage will affect its ability to complete the Tender Offer or the merger proposal because as of March 31, 1997, it had available over $350 million in cash and cash equivalents which WHX does not believe would be depleted to an extent that would impair its ability to pursue this transaction.


         Certain information about certain directors, executive officers, employees and other representatives of WHX who may also assist Georgeson in soliciting proxies, is set forth in the attached Schedule I. Schedule II sets forth certain information relating to Shares owned by WHX, certain individuals and the WHX Nominees and certain transactions between any of them and the Company. Schedule III sets forth certain information, as made available in public documents, regarding Shares held by the Company's management.

         PLEASE INDICATE YOUR SUPPORT OF THE WHX NOMINEES BY MARKING, SIGNING AND DATING THE ENCLOSED GOLD PROXY CARD AND RETURN IT PROMPTLY TO WHX, C/O GEORGESON & CO. IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES.

                                 WHX CORPORATION


May ___, 1997

                                   SCHEDULE I

               INFORMATION CONCERNING CERTAIN DIRECTORS, OFFICERS,
                   EMPLOYEES AND OTHER REPRESENTATIVES OF WHX

         The following table sets forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of certain directors, officers, employees and other representatives of WHX who may also assist Georgeson in soliciting proxies from the Company's shareholders. Unless otherwise indicated, the principal business address of each director, officer or employee is 110 East 59th Street, New York, New York 10022.


Name and Principal                                                    Present Office or Other
Business Address                                                Principal Occupation or Employment
-----------------------------------------------      -------------------------------------------------------


Neil D. Arnold....................................   Director.  Executive Vice President, Corporate
  Varity Corporation                                 Development and Chief Financial Officer of Varity
  672 Delaware Avenue                                Corporation
  Buffalo, NY 14209

 James G. Bradley.................................   Vice President of WHX; Executive Vice President-
                                                     Operations of Wheeling Pittsburgh Steel Corporation

Paul W. Bucha.....................................   Director.  President, Paul W. Bucha and Company,
  Paul W. Bucha and Company, Inc.                    Inc.
  Foot of Chapel Avenue
  Jersey City, NJ 07305

Frederick G. Chbosky..............................   Chief Financial Officer of WHX; Executive Vice
                                                     President - Finance and Chief Financial Officer of
                                                     Wheeling-Pittsburgh Steel Corporation

Robert A. Davidow.................................   Director.  Private Investor
  11601 Wilshire Boulevard
  Suite 1940
  Los Angeles, CA 90025

William Goldsmith.................................   Director.  Management and Marketing Consultant
  Fiber Fuel International, Inc.
  221 Executive Circle
  Suite II
  Savannah, GA 31406

Ronald LaBow......................................   Director.  Chairman of the Board of WHX; President,
                                                     Stonehill Investment Corp.

Howard Mileaf.....................................   Vice President, Special Counsel of WHX

Marvin L. Olshan..................................   Director.  Secretary of WHX; Partner, Olshan
  Olshan Grundman Frome &                            Grundman Frome & Rosenzweig LLP
    Rosenzweig LLP
  505 Park Avenue
  New York, NY 10022

Name and Principal                                                    Present Office or Other
Business Address                                                Principal Occupation or Employment
-----------------------------------------------      -------------------------------------------------------


John R. Scheessele................................   Director.  President and Chief Executive Officer of
                                                     WHX; President, Chief Executive Officer and
                                                     Chairman of the Board of Wheeling-Pittsburgh Steel
                                                     Corporation


  Garen Smith.....................................   Vice President of WHX; President and Chief
                                                     Executive Offer of Unimast Incorporated, a wholly-
                                                     owned subsidiary of WHX


Stewart E. Tabin..................................   Assistant Treasurer of WHX; Vice President,
                                                     Stonehill Investment Corp.

Neale X. Trangucci................................   Assistant Treasurer of WHX; Vice President,
                                                     Stonehill Investment Corp.

Raymond S. Troubh.................................   Director.  Financial Consultant
  10 Rockefeller Plaza
  Suite 712
  New York, NY 10021

DeWayne Tuthill...................................   Vice President of WHX

Lynn Williams.....................................   Director.  Retired President of United Steelworkers
  1829 Duffield Lane                                 of America
  Alexandria, VA 22307

Steven Wolosky....................................   Assistant Secretary of WHX; Partner, Olshan
  Olshan Grundman Frome & Rosenzweig LLP             Grundman Frome & Rosenzweig LLP
  505 Park Avenue
  New York, NY 10022

                                   SCHEDULE II

                         SHARES HELD BY WHX, CERTAIN OF
                       ITS DIRECTORS, OFFICERS, EMPLOYEES
                 AND OTHER REPRESENTATIVES AND THE WHX NOMINEES
          AND CERTAIN TRANSACTIONS BETWEEN ANY OF THEM AND THE COMPANY


         The following table sets forth the transactions in shares of the Company by WHX in the past 60 days. All of such transactions took place through the New York Stock Exchange.



      Shares of Common Stock                         Purchase Price Per Share                            Date of Purchase
-------------------------------------          -------------------------------------              ------------------------------

             12,000                                           $29.66                                      March 4, 1997

              2,000                                           $30.25                                      March 6, 1997

              6,000                                           $31.46                                      March 10, 1997

             80,000                                           $32.50                                      March 13, 1997

              2,000                                           $32.75                                      March 17, 1997

              1,800                                           $33.00                                      March 18, 1997

              5,800                                           $33.12                                      March 24, 1997




         There have been no other transactions in shares of the Company during the past two years. As of the date hereof, WHX beneficially owns 109,861 Shares, which, based upon the number of Shares outstanding on March 14, 1997, represents 2.9% of the outstanding Shares.


         Ronald LaBow and Stewart E. Tabin have agreed to serve as the proxies on the GOLD proxy card.

         Except as disclosed in this proxy statement, none of WHX, any of its directors, officers, employees or other representatives named in Schedule I or the WHX Nominees owns any securities of the Company or any subsidiary of the Company, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Except as disclosed in this Proxy Statement, to the best knowledge of WHX, such directors, officers, employees and other representatives and the WHX Nominees, none of their associates beneficially owns, directly or indirectly, any securities of the Company.

         Except as disclosed in this Proxy Statement, none of WHX, its directors, officers, employees or other representatives named in Schedule I or the WHX Nominees or, to their best knowledge, their associates has any arrangement or understanding with any person (1) with respect to any future employment by the Company or its affiliates, or (2) with respect to future transactions to which the Company or any of its affiliates will or may be a party, other than sales of products and services in the ordinary course of business.

                                  SCHEDULE III


                  DYNAMICS SHARES HELD BY DYNAMICS' MANAGEMENT


         As of February 12, 1997, the directors and executive officers of the Company beneficially owned (within the meaning of the rules under Section 13(d) of the Securities Exchange Act of 1934, as amended) 261,418 Shares (or approximately 6.8% of the Shares reported as outstanding on such date). All of the foregoing information has been obtained from the Dynamics Proxy Statement.


         Based on information obtained from the Company's Proxy Statement for the Annual Meeting originally scheduled to be held on May 2, 1997, the following table shows the only entities which owned more than 5% of the outstanding Shares on January 1, 1997.



    Name and Address of Beneficial Owner                    Number of Shares (1)                   Percent of Class
----------------------------------------------          -----------------------------         --------------------------

GAMCO Investors, Inc........................                          708,600                               18.59%

Gabelli Funds, Inc..........................                          153,000                                4.01%

Gabelli International, Limited
  One Corporate Center
  Rye, NY  10580-1435.......................                            2,000                                 .05%

Dimensional Fund Advisors, Inc.
  1299 Ocean Avenue, 11th Floor
  Santa Monica, California  90401...........                          311,950                                8.19%

Steel Partners, II, L.P.....................                          209,700                                5.50%
Steel Partners Services, Ltd.
Warren Lichtenstein
  750 Lexington Avenue
  New York, New York  10022



---------------------
(1) Information with respect to beneficial ownership is based on information furnished to the Company by the beneficial owners named above. Under the rules of the Securities and Exchange Commission, beneficial ownership is determined by the possession of either voting or investment power.

         Each of the above Gabelli entities has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 56,500 of the reported shares, and except that Gabelli Funds, Inc. shares with the Board of Directors of The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund and/or The Gabelli Value Fund Inc. voting power with respect to the 153,000 shares held by such funds, so long as the aggregate voting interest of all joint filers does not exceed 25% of the issuer's total voting interest and, in that event, the Proxy Voting Committee of each fund shall respectively vote that fund's share.


         Dimensional Fund Advisors Inc. has asked that the following language be used when describing the beneficial ownership of the shares it holds. Dimensional Fund Advisors Inc. ("Dimensional"), a registered investment advisor, is deemed to have beneficial ownership of 311,950 shares of Dynamics Corporation of America stock as of December 31, 1996, all of which shares are held in portfolios of DFA Investment Dimensions Group Inc., a registered open-end investment company, or on series of The DFA Investment Trust Company, a Delaware business trust, or the DFA Group Trust and the DFA Participating Group Trust, investment vehicles for qualified employee benefit plans, all of which Dimensional serves as investment manager. Dimensional disclaims beneficial ownership of all such shares. Dimensional has sole voting power over 180,050 shares and officers of DFA Investment Dimensions Group Inc. and The DFA Investment Trust Company vote 131,900 shares.


         Currently, WHX owns 109,861 Shares, of which 80,000 were acquired from Steel Partners II, L.P. ("Steel Partners") and an entity affiliated with Steel Partners Services, Ltd. ("Steel Services") on March 13, 1997 at a price of $32 1/2 per Share (the prevailing market price on that date). Based on publicly available information, Mr. Warren Lichtenstein is the sole executive officer and managing member of a limited liability company which is the general partner of Steel Partners and the sole executive officer and shareholder of Steel Services. Mr. Ronald LaBow, Chairman of WHX, and Mr. Lichtenstein have had business dealings with each other for several years, and Mr. LaBow has known about Steel Partners' and Steel Services' ownership interest in the Company since late 1994 or early 1995. In March 1997, Mr. LaBow contacted Mr. Lichtenstein and asked if Steel Partners and Steel Services, which owned an aggregate of 209,700 Shares (approximately 5.5% of the outstanding Shares), would be willing to sell all of their Shares to WHX or establish a joint arrangement in which WHX might acquire additional Shares; however, no agreement or a joint arrangement was reached. Mr. Lichtenstein responded that the entire ownership position of Steel Partners and Steel Services was not available for sale and that there was no desire for such entities to act in concert with WHX, inasmuch as he and his affiliates wished to remain free to make investment decisions concerning their Shares in their sole discretion and without consultation with others. However, Mr. Lichtenstein did indicate a willingness to sell a portion of the Shares held by his affiliates. After negotiation regarding the amount and price for such a sale, Mr.
Lichtenstein agreed to sell 80,000 Shares to WHX as described above. WHX expressly disclaims that it is acting as a "group" or otherwise in concert with Steel Partners, Steel Services, Mr. Lichtenstein or any of their respective affiliates in respect to any remaining Shares which they may currently own or acquire in the future.


         Other than as set forth in the preceding paragraph, although WHX does not have any information that would indicate that any information contained in this Proxy Statement that has been taken from the Dynamics Proxy Statement or any other document on file with the Securities and Exchange Commission is inaccurate or incomplete, WHX does not take any responsibility for the accuracy or completeness of such information.

                                    IMPORTANT

         Your proxy is important. No matter how many Shares you own, please give WHX your proxy FOR the election of the WHX Nominees by:

         MARKING the enclosed GOLD proxy card,

         SIGNING the enclosed GOLD proxy card,

         DATING the enclosed GOLD proxy card, and

         MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

         If you have already submitted a proxy to the Company for the Annual Meeting, you may change your vote to a vote FOR the election of the WHX Nominees by marking, signing, dating and returning the enclosed GOLD proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to the Company. Only your latest dated proxy for the Annual Meeting will count at such meeting.

         If you have any questions or require any additional information concerning this Proxy Statement or the proposal by WHX to acquire the Company, please contact GEORGESON at 1-800-223-2064. IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, BANK NOMINEE OR OTHER INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE GOLD PROXY CARD.

                         DYNAMICS CORPORATION OF AMERICA

                ANNUAL MEETING OF SHAREHOLDERS -- AUGUST 1, 1997

              THIS PROXY IS SOLICITED ON BEHALF OF WHX CORPORATION


         The shareholder designated on the reverse of this card hereby appoints Ronald LaBow and Stewart E. Tabin as proxies, and each of them, the shareholder's attorney and proxy, each will full power of substitution, to vote upon the propositions set forth herein all shares of common stock of Dynamics Corporation of America ("DCA") held as of [June 12,] 1997 which the undersigned may be entitled to vote, at the Annual Meeting of Shareholders of DCA and at all adjournments or postponements thereof to be held on August 1, 1997 at a time and place to be designated by DCA. This proxy revokes all prior proxies given by the undersigned.

         THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN. WITH RESPECT TO THE ELECTION OF DIRECTORS (PROPOSAL 1), WHERE NO VOTE IS SPECIFIED OR WHERE A VOTE FOR ALL NOMINEES IS MARKED, THE VOTES REPRESENTED BY A PROXY WILL BE CAST FOR THE WHX NOMINEES. WITH RESPECT TO THE SHAREHOLDER RESOLUTION (PROPOSAL 2), IF NO MARKING IS MADE, THIS PROXY WILL BE TREATED AS DIRECTION TO VOTE FOR SUCH PROPOSAL. WITH RESPECT TO DCA'S PROPOSAL TO RATIFY AND APPROVE THE AUDITORS, IF NO MARKING IS MADE, THIS PROXY WILL BE TREATED AS DIRECTION TO ABSTAIN FROM VOTING WITH RESPECT THERETO. THE INDIVIDUALS NAMED ABOVE ARE AUTHORIZED TO VOTE IN THEIR DISCRETION ON ANY OTHER MATTERS THAT PROPERLY COME BEFORE THE MEETING.



                                    (Continued and to be signed on reverse side)

--------------------------------------------------------------------------------




1.  ELECTION OF DIRECTORS
/ / FOR ALL NOMINEES LISTED BELOW             / / WITHHOLD AUTHORITY TO VOTE FOR
    (EXCEPT AS MARKED TO THE CONTRARY BELOW)      ALL NOMINEES LISTED BELOW

(INSTRUCTION: To withhold authority to vote for any individual nominee, strike a line through that nominee's name in the list below.)

                  Ronald LaBow; Stewart E.Tabin; Neale X. Trangucci, Howard Mileaf, Marvin L. Olshan and Paul W. Bucha

--------------------------------------------------------------------------------

2.  Approval of the Shareholder Resolution.
    FOR / /  AGAINST / / ABSTAIN / /


3. Ratification and approval of the selection of Ernst & Young LLP as independent auditors for DCA for the year 1997.
    FOR / /  AGAINST / / ABSTAIN / /

4. In their discretion the proxies are authorized to vote for the election of such substitute nominee(s) for director(s) as such proxies shall select if any nominee(s) named above become(s) unable to serve and upon such other business as may properly come before the meeting and any postponements and adjournments thereof.

                                    Please  date this Proxy and sign  exactly as
                                    your name(s) appears hereon. When signing as
                                    attorney, executor, administrator,  trustee,
                                    guardian or other representative,  give your
                                    full title as such. If a  corporation,  sign
                                    the  full  corporate  name by an  authorized
                                    officer,   stating   his/her  title.   If  a
                                    partnership, sign in partnership name by authorized person. This proxy votes all shares held in all capacities.


                                    Date:                                 , 1997
                                         ---------------------------------

                                    Signature
                                             -----------------------------------

                                    Signature
                                             -----------------------------------



                             -2-